

March 9, 2009

Mr. Jeff D. Morris
President and Chief Executive Officer
Alon USA Energy, Inc.
7616 LBJ Freeway, Suite 300
Dallas, TX 75251

> **Re: Alon USA Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **November 7, 2008**
> **File No. 1-32567**

Dear Mr. Morris:

We have completed our review of your 2007 Form 10-K, and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief